Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No.1 to the Registration Statement (Form F-1 No. 333-245405) and related Prospectus of Pyxis Tankers Inc. for the offering of 280,000 Units, each consisting of one 8.25% Series A Cumulative Redeemable Perpetual Preferred Share and eight warrants, each warrant to purchase one common share and to the incorporation by reference therein of our report dated March 31, 2020, with respect to the consolidated financial statements and the financial statement schedule of Pyxis Tankers Inc. included  in its Annual Report (Form 20-F) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
August 25, 2020